EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings,
Inc.) Statement of Financial Condition
January 31, 2026

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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·ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43828

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **02/01/2025** AND ENDING **01/31/2026**
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **EarlyBirdCapital, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 Huntington Quadrangle Ste 1C15
(No. and Street)

Melville	**NY**	**11747**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michelle Pendergast	631-770-0667	mpendergast@ebcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBiz CPA's
(Name – if individual, state last, first, and middle name)

5 Bryant Park 1065 Avenue of the Americas	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
10/22/2003		199	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michelle Pendergast_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EarlyBirdCapital, Inc._____, as of January 31_____, 2 026____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Michelle Pendergast_____

Title:
CFO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CBIZ CPAs P.C.

730 Third Avenue
11th Floor
New York, NY 10017

P: 212.485.5500

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
EarlyBirdCapital, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EarlyBirdCapital, Inc. (the "Company") as of January 31, 2026 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of January 31, 2026 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

CBIZ CPAs P.C.

CBIZ CPAs P.C.

We have served as the Company's auditor since 2021 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

New York, NY
March 27, 2026

1

EarlyBirdCapital, Inc.
Statement of Financial Condition
January 31, 2026

Assets

Cash and cash equivalents	$	39,633,498
Restricted cash - clearing account		554,175
Certificates of deposit		243,686
Clearing firm receivable		8,638
Notes and other receivables, net of allowance for credit losses of $2,979,825		4,264,863
Due from Parent		497,384
Securities owned:		
Marketable, at fair value		2,335,011
Non-marketable, at fair value		3,415,367
Property and equipment, net		88,277
Right of use assets		973,158
Security deposit		195,254
Other assets		201,719
Total assets	$	52,411,030

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	2,940,910
Commissions payable		7,011
Lease liabilities		1,101,378
Subordinated loans - related parties		2,250,000
Total liabilities		6,299,299

Stockholder's equity:

Series A preferred stock, $.01 par value, none issued and outstanding		—
Common stock, $.01 par value, 29,850 shares authorized, 500 shares issued and outstanding		5
Additional paid-in capital		21,230,250
Retained earnings		24,881,476
Total stockholder's equity		46,111,731
Total liabilities and stockholder's equity	$	52,411,030

See accompanying notes to financial statements

1. **Organization**

EarlyBirdCapital, Inc. (the "Company"), was organized on May 13, 1993 as a Delaware corporation and is a wholly owned subsidiary of EBC Holdings, Inc. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934. The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corp ("SIPC").

The Company's primary activities include the origination, underwriting and distribution of equity securities for early stage, emerging growth companies to investors in public and private offerings, as well as the generation of commission income from the securities brokerage business.

All customer accounts are cleared through and carried with Wedbush Securities, Inc., on a fully disclosed basis.

2. **Summary of Significant Accounting Policies**

(a) Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principals generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with original maturities of three months or less at the time of purchase to be cash equivalents.

The Company maintains a cash account required by the brokerage clearing company utilized by the Company. This amount is classified as restricted cash – clearing account, on the accompanying financial statements. At January 31, 2026 the Company had $554,175 of restricted cash.

(d) Certificate of Deposit

Certificate of deposit of $243,686 as of January 31, 2026 that mature in April, 2026.

2. Summary of Significant Accounting Policies (continued)

(e) Financial Instruments – Credit Losses

The Company follows the guidance of the Financial Accounting Standards Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company extends unsecured credit in the normal course of business to its clients. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. We maintain an allowance for credit losses that provides for an adequate reserve to cover losses that may be incurred.

(f) Notes Receivable and Embedded Derivative Features

The Company holds notes receivable from certain counterparties. Some of the notes include embedded conversion options that allow the holder to convert the note into shares of the issuer's common stock.

Under ASC 815, embedded features that meet the definition of a derivative and are not clearly and closely related to the host debt instrument are required to be bifurcated and accounted for at fair value. The embedded derivatives are recognized separately from the host notes and are measured at fair value with changes recorded in earnings each reporting period.

The fair value of the derivative is determined using probability-weighted expected values based on contractual terms, the likelihood of conversion, the expected payoff upon conversion, and the credit risk of the counterparty. The host notes are measured at amortized cost.

The derivative related to notes that are convertible only upon the occurrence of a specific event, such as default, is recognized at fair value at inception, reflecting the low probability of the triggering event. The derivative related to notes that are convertible at the holder's discretion prior to maturity is recognized at fair value at inception, reflecting the higher probability of exercise. Subsequent changes in the fair value of all embedded derivatives are recorded in earnings. At January 31, 2026, the carrying amounts of the embedded derivatives were not significant.

(g) Property and Equipment

Office furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Office furniture and equipment are depreciated using either an accelerated or a straight/line method, where applicable, over their estimated useful lives. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life per management.

2. Summary of Significant Accounting Policies (continued)

(h) Fair Value of Financial Instruments

FASB Accounting Standards Codification ("ASC") Topic 820-Fair Value Measurement, defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

Level 2 – Inputs to the valuation methodology are other than quoted prices included within level that are observable for the asset or liability either directly or indirectly.

Level 3 – Inputs that are unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. In determining fair value of financial instruments the Company seeks to first utilize the most observable inputs available at the time valuations are determined.

(i) Securities Owned

Securities owned in the statement of financial condition consists of financial instruments carried at fair value with related unrealized gains and losses recognized in principal transactions in the statement of income. The securities owned are classified into "Marketable" and "Nonmarketable". Marketable securities are those that can readily be sold, either through a stock exchange or through a direct sale arrangement and are classified as Level 1 in the fair value hierarchy. Nonmarketable securities are classified as level 3 and are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144, including the requisite holding period and probability weighting of an expected transaction which would lift the associated restrictions that apply to non-marketable securities. The fair value of these securities may therefore be impacted due to the lack of marketability resulting from these constraints. The Company may receive equity instruments, which includes stock purchase warrants and common and preferred stock from companies as part of its compensation for investment- banking services. These instruments are stated at fair value in accordance with GAAP.

Realized gains or losses are recognized in the statement of income as trading gains and losses when securities are sold. Realized gains or losses on securities sold are based on the specific identification method. Unrealized gains or losses are recognized in the statement of income as trading gains and losses on a based on changes in the fair value of the security as quoted on national or inter-dealer stock exchanges. Interest and dividends on investments are recognized when earned.

2. Summary of Significant Accounting Policies (continued)

(j) Security Deposit

The Company has a letter of credit for a lease commitment secured by cash collateral. As of January 31, 2026, the security deposit was $195,254.

(k) Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of January 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is included in the consolidated tax return of EBC Holdings, Inc. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from EBC Holdings, Inc. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on its hypothetical return and assess the need for a valuation allowance on the basis of the Company's projected separate return results.

3. Investments

Investments, as shown in the accompanying statement of financial condition, consist primarily of marketable trading securities, restricted stocks, warrants and unit purchase options. Their cost and estimated fair market value at January 31, 2026 are as follows:

	Cost	Unrealized Gain(Loss)	Value
Investments marketable	$ 7,928,332	$ (5,593,320)	$ 2,335,012
Investments non-marketable	$ 7,507,034	$ (4,091,667)	$ 3,415,367
Total	$ 15,435,366	$ (9,684,987)	$ 5,750,379

EarlyBirdCapital, Inc.
(A Wholly Owned Subsidiary of EBC Holdings, Inc.)
Notes to Financial Statements
Year Ended January 31, 2026

4. Fair Value of Financial Instruments

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These financial instruments include cash, cash equivalents and restricted cash, certificates of deposit, clearing firm receivable, accounts payable, and commissions payable.

The following table presents the Company's fair value hierarchy for investments measured at fair value on a recurring basis as of January 31, 2026:

	Level 1	Level 2	Level 3	Value January 31, 2026
Investments	$ 2,335,012	$ -0-	$ 3,415,367	$ 5,750,379
Total	$ 2,335,012	$ -0-	$ 3,415,367	$ 5,750,379

The following table sets forth a summary of the changes in the fair value of the Company's Level 3 financial assets that are measured at fair value on a recurring basis.

Securities at Fair Value as of January 31, 2025	$ 3,846,319
Securities purchased	3,635,017
Securities transferred to level 1	(2,189,000)
Unrealized gain/loss	(1,876,969)
Securities at Fair Value as of January 31, 2026	$ 3,415,367

The Company's significant unobservable inputs, include the implied probability of 18%-20% of marketplace transactions and events occurring which would permit the sale of equities held, which was determined using implied success rates based upon the marketplace pricing of similar instruments of other entities which the Company believes are comparable to its portfolio companies.

5. Notes and Other Receivables

During the year ended January 31, 2026 the Company entered into agreements with clients where the Company converted the terms of the business combination fees to notes receivable. The interest rates on these notes vary from 2.5% to 15%, certain notes are convertible into common shares of the target entity at the discretion of the payor at maturity or in the event of default by the maker. The per share conversion price is equal to 90% of the volume weighted average price of a share of common stock for the five trading days immediately prior to but not including the Maturity Date. Notes and other receivables are as follows:

Term	Amount of Note
6/2024 – 12/2025	$ 3,450,000
6/2025 - 6/2026	1,509,313
6/2025 – 12/2025	1,009,375
10/2025 – Business Combination	500,000
9/2025 – 3/2026	7,938
Accrued Interest	768,000
Total Receivables	$ 7,244,688
Less Allowance	(2,979,825)
Nots and Other Receivables, net	$ 4,264,863

5. Notes and Other Receivables-continued

The Company maintains an allowance for credit losses that, in management's opinion, provides for an adequate reserve to cover its current expectation of future losses as of the reporting date. Factors considered by management in determining the amount of the allowance include historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Receivables are presented net of allowance. The allowance as of January 31, 2026 was $2,979,825.

The following table summarizes credit loss allowance activity for the year ended January 31, 2026:

Beginning Balance	$ 2,415,000
Credit losses	1,288,755
Write-offs, net	(723,930)
Ending Balance	$ 2,979,825

After concluding that a reserved accounts receivable is no longer collectible, the Company will charge-off the receivable. This has the effect of reducing both the gross receivable and the allowance for credit losses. If a reserved accounts receivable is subsequently collected, such reversals reduce the gross receivable and the allowance for credit losses and is a reduction of bad debt expense, which is recorded within other expenses on the consolidated statement of operations. The combination of reversals and the provision for credit losses of a reported period comprise the Company's bad debt expense.

6. Concentrations and Credit Risk

The Company maintains its cash balances in large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill its contractual commitments. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

The Company performs certain credit evaluation procedures and generally does not require collateral. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its clients, and based upon factors surrounding the credit risk of its clients, establishes an allowance for credit losses, as needed, and, therefore, believes that its accounts receivable credit risk exposure beyond such allowances is limited.

7. Property and Equipment

Property and equipment consist of the following at January 31, 2026:

	Life		
Equipment	5 years	$	77,152
Furniture	5 years		114,815
Leasehold improvements	5 years		74,627
Total property and equipment		$	266,594
Accumulated depreciation			(178,317)
Property and equipment, net		$	88,277

8. Commitments and Contingencies

(a) Litigation

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's consolidated financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

In the normal course of business, the Company enters into underwriting agreements, letters of intent to underwrite and other investment banking commitments. The Company does not anticipate any material adverse effect on its financial position resulting from these commitments.

(b) Lease Commitments

The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease, and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.

8. Commitments and Contingencies-continued

(b) Lease Commitments-continued

Operating lease right of use ("ROU") assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company primarily leases buildings (real estate) which are classified as operating leases. ASC 842-Leases, requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company's leases, the incremental borrowing rate is used based on the information available at commencement date in determining the present value of lease payments.

The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company's leases as the reasonably certain threshold is not met.

Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on index or rate, and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset if reasonably certain.
The Company leases office space in three locations, two in New York, one expires May 2028, the other in October 2027 and one in Florida which will expire in May 2027.

The weighted-average remaining lease term of operating leases is 4 years. The weighted-average discount rate used to impute interest is 9%.

Total Lease payments to be paid	$1,174,605
Less: future interest expense	(73,227)
Lease Liabilities	$1,101,378

9. Related Party Transactions

In connection with its initial public offering deals, the Company accepted permanent subordinated loans from certain officers for gross proceeds of $2,250,000. At January 31, 2025, the amounts were still outstanding. The scheduled maturity date each year without action by either party automatically extends for one year. The loans accrue interest of 9% per annum. The loans were disclosed to and approved by FINRA and are available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be eligible for repayment. Interest expense incurred and paid related to these loans was $205,314 for the year ended January 31, 2026.

As of January 31, 2026, the Company had a due from parent balance of $497,384. This amount is non-interest bearing and owed from EBC Holdings, Inc. for incomes taxes attributable to the Company under a tax sharing arrangement.

10. Off-Balance Sheet Risk and Indemnification

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company. At January 31, 2024, there were no amounts to be indemnified to the clearing brokers. Financial instruments that subject the Company to concentrations of credit risk consist primarily of receivables. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. It is the Company's policy to review, as necessary, the credit standing of its customers and counterparties. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital rule (SEC rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2026, the Company had net capital of $38,959,332 which was $38,856,751 in excess of its required net capital of $102,581. The Company's percentage of aggregate indebtedness to net capital was 3.95%.

12. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes. This ASU amends ASC Topic 740 to enhance the transparency and usefulness of income tax disclosures by providing for additional information regarding rate reconciliation, taxes paid, and other disclosures. The guidance was adopted as of February 1, 2025 and has not had a material impact on these financial statements.

13. Subsequent Events

The Company has evaluated all other subsequent events from the balance sheet date through March 24, 2026, the date the financial statements were issued. There have been no material subsequent events which require recognition or disclosure.